EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS AUGUST 2006 PERFORMANCE

HOUSTON, Sept. 1, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in August 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 956 million, up 12.4 percent over August 2005, and available seat miles (ASMs) increased by 9.9 percent compared with August 2005. ExpressJet's August load factor was 78.1 percent, a 1.7 point increase over August 2005. The company flew 83,941 block hours, compared with 76,953 block hours in August 2005, and operated 45,178 departures, versus 41,293 departures in August 2005.

Also in August 2006, ExpressJet operated at a 99.8 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.9 percent during the month. In August 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 97.9 percent.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

AUGUST	2006	2005	Change	
Revenue Passenger Miles (000)	955,787	850,312	12.4	Percent
Available Seat Miles (000)	1,223,492	1,112,894	9.9	Percent
Passenger Load Factor	78.7 Percent	76.4 Percent	1.7	Points
Block Hours	83,941	76,953	9.1	Percent
Departures	45,178	41,293	9.4	Percent

YEAR-TO-DATE	2006	2005	Change	
Revenue Passenger Miles (000)	6,977,693	5,910,425	18.1	Percent
Available Seat Miles (000)	8,877,994	7,973,618	11.3	Percent
Passenger Load Factor	78.6 Percent	74.1 Percent	4.5	Points
Block Hours	613,969	551,559	11.3	Percent
Departures	329,026	299,850	9.7	Percent

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